August 1, 2014 VIA E-MAIL Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Grant Thornton

Shanghai Office

45th Floor, Raffles City

268 Xizang Zhong Road

Shanghai 200001, China

T +86 21 2322 0200

F +86 21 6340 3644

致同会计师事务所（特殊普通合伙）

上海办公室

中国上海市西藏中路268号

来福士广场45楼

邮编200001

电话：+86 21 2322 0200

传真：+86 21 6340 3644

www.grantthornton.cn

Re:	China Ceramics Co., Ltd.

Ladies and Gentlemen:

We have read the statements made by China Ceramics Co., Ltd. (the “Company”) in Item 16F of its Form 20-F filed with the Securities and Exchange Commission on July 31, 2014. We agree with the statements concerning our Firm, except as stated below with respect to accuracy and completeness. We are not in a position to agree or disagree with other statements made by the Company.

Our letter to the Company dated June 4, 2014 informed the Company that reliance should no longer be placed on all prior financial reports, including interim reports, because documents and information had come to our attention that caused us to question the integrity of management, and we were no longer able to place reliance on management’s representations with respect to such reports.

We do not agree that communication between the Company and Grant Thornton had become significantly impaired. As a result of the documents and information that had come to our attention during our audit of the Company’s financial statements for the year ended December 31, 2013, on April 23, 2014, Grant Thornton requested that the Audit Committee of the Company’s board of directors perform an independent investigation with the assistance of outside professionals. The Chairman of the Audit Committee concurred that an independent investigation be performed, and resigned from the board of directors after the Audit Committee declined to perform such an investigation. The Chairman of the Audit Committee resigned on April 27 and another member of the Board of Directors, tendered his resignation on April 28. The Company dismissed Grant Thornton on April 30, 2014.

We do not agree that the description of the matters set forth in (i)-(iv) is fully accurate.

The letter described in (i) as being from Pingan Bank was not on the bank’s letterhead and appeared to have been sent by an individual, rather than by the bank.

Grant Thornton China is a member firm of Grant Thornton International. The member firms are not a worldwide partnership.

Services are delivered independently by the member firms.

In the call with the representative of Pingan Bank referred to in (i), the bank representative stated that she did not generate the letter that Grant Thornton had received, that there was no error with respect to the RMB 30 million bank acceptance note issued by the Company, and that the RMB 30 million acceptance note was currently reflected in the bank’s system.

The certification from the tax bureau referred to in (ii) was not verified, and did not address Grant Thornton’s concern because it did not mention or list the amount of taxes paid, rather it simply stated that all taxes due had been paid.

Management initially denied that the envelopes for the accounts receivable confirmations referred to in (iii) were written by a Company employee. Subsequently management admitted to sending a member of management to the customers to assist them in the confirmations reply process.

Very truly yours, GRANT THORNTON

Grant Thornton China is a member firm of Grant Thornton International. The member firms are not a worldwide partnership.

Services are delivered independently by the member firms.